EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**1-727-567-4303**
Exchange	**NYSE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**12/04/07**
Item IDs	**7.01**
	9.01
Notify via Filing website Only	**off**
Emails	**nancy.rice@raymondjames.com**
	doug.krueger@raymondjames.com
	jennifer.ackart@raymondjames.com

Documents

8-K	**k8103107.htm**	
	8-k	
EX-99.1	**ex991.htm**	
	Press Release - October 2007 Operating Data	
GRAPHIC	**logo.jpg**	
	GRAPHIC	
8-K	**submissionpdf.pdf**	
	PDF	

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 3, 2007
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On December 3, 2007, Raymond James Financial, Inc. issued a press release disclosing operating data for October 2007. A copy of the release is attached as Exhibit 99.1 to this report.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

Item 9.01 Financial Statements and Exhibits

     (d) The following are filed as exhibits to this report:

Exhibit No.

     99.1 Press release dated December 3, 2007 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: December 4, 2007   By: /s/ Thomas A James

     Thomas A. James
     Chairman and Chief Executive Officer

     By: /s/ Jeffrey P. Julien

     Jeffrey P. Julien
     Senior Vice President - Finance
     and Chief Financial Officer

Exhibit 99.1

RAYMOND JAMES®

Release No. 1201-01   FOR IMMEDIATE RELEASE
December 3, 2007

RAYMOND JAMES FINANCIAL, INC.
REPORTS OCTOBER 2007 OPERATING DATA

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"Given the market volatility and uncertainty emanating from the waterfall of negative news associated with the aftermath of the subprime crisis and other unfavorable economic releases, a 20% increase in commissions and fees over last October is gratifying. Furthermore, the continued growth of assets under administration is reflective of growth in financial advisors as well as resilience in the equities market," stated Chairman and CEO Thomas A. James.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 4,750 financial advisors serving approximately 1.6 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are currently near $221.5 billion, of which approximately $38.1 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2007 annual report on Form 10-K, which is available on raymondjames.com and sec.gov.

	October 2007 (23 business days)	October 2006 (22 business days)	September 2007 (19 business days)
Securities commissions/fees [1]	$160.0 mil.	$ 132.7 mil.	$157.5 mil.
Assets under management [2]	$38.1 bil.	$ 32.8 bil.	$37.1 bil.
# of managed/co-managed underwritings [3]	9	12	7
Total customer assets under administration	$221.5 bil.	$ 186.2 bil.	$214.8 bil.
Raymond James Bank Total Assets [4]	$6.4 bil.	$3.2 bil.	$6.3 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional, except for certain less significant international joint ventures.

(2) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

(3) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions and transaction fees.

(4) This illustrates the progress made in growing the use of Raymond James Bank as a cash sweep option for brokerage clients, thus increasing the Company's net interest earnings.

-30-

For more information, contact Anthea Penrose at 727-567-2824
Please visit the Raymond James Press Center at raymondjames.com/media.